Exhibit 99.1

`MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) of RESAAS Services Inc. (the “Company”, “we”, “our”, “us” or “RESAAS”) is dated August 29, 2016. You should read this MD&A in conjunction with our unaudited consolidated financial statements and the related notes thereto for the fiscal quarter ended June 30, 2016. We present our unaudited consolidated financial statements in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All references to dollar amounts are in Canadian dollars unless otherwise noted.

This MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in any forward-looking statements. Additional information on the Company, including our voluntarily-filed AIF, is available on SEDAR at www.sedar.com.

RESAAS has developed a cloud-based social business software platform for the real estate services industry.

We have created a suite of tools which integrate with the platform, including an enterprise social network, a global referral network, lead generation engine, listing management, client engagement modules, customer relationship management (CRM) tools, analytics, file sharing and an advertising engine. These tools and functionality are made available exclusively to owners of real estate brokerage firms and brokers, licensed real estate agents, and Realtors and are designed to increase user productivity through better communication and collaboration between users.

Our mission is to enable agents, Realtors and brokers to communicate effectively, connect instantly and engage meaningfully with one another through a platform built for their benefit. Our platform allows for instant discussion and debate, both on local and global scale, for facilitating easier and richer communication within the real estate industry. We commenced operations of our website in February 2013 and began full-scale revenue generating activities for the RESAAS platform in January 2015.

Our platform is designed with a focus on search engine optimization (SEO), ensuring that changes to our users’ profile pages are indexed by major search engines in real-time. Users are also able to synchronize their accounts with Facebook personal pages, Facebook Business pages, Twitter and LinkedIn. This allows each post on RESAAS to be automatically sent out to those networks as well, should the user choose to do so.

We also offer real estate agents, Realtors and brokers who have registered on our website, and have received a public-facing profile page, the ability to actively market themselves to home buyers and sellers, plus the ability to create, manage and track the performance of their own highly-targeted social advertisements using our internally-built advertising engine. Professional users on RESAAS are able to upload their listings, announce open houses and successful sales, create referrals and generate leads by interacting with professionals in other markets. RESAAS has also developed tools that allow non-professionals to interact with our professional user base, such as RESAAS Q&A, which allows prospective clients to ask real estate questions to our professional users.

Revenue Generating Services

In January 2015, we began offering premium subscription services to our professional user base. Prior to 2015, we generated nominal revenue from the sale of advertising. We expect that our revenue generation will primarily come from conversion of our user base to paid premium service subscriptions as well as through our enterprise offerings.

Key Business Metrics

To analyze our business performance, determine financial forecasts, and help develop long-term strategic plans, we review the key business metrics below.

•	Professional user — means an individual who has registered on the RESAAS website and has been verified by our team as a professional real estate agent, Realtor or broker.

•	Premium user — means a professional user who has upgraded their account to receive access to our premium service package through a monthly or annual subscription payment.

•	Premium conversion rate — means the rate at which we convert our current professional user base to premium users.

•	Unique real estate content — means unique content that is posted to the RESAAS platform in the form of postings and real estate listings. We do not include comments to original postings or reblasts of the content in this metric.

Factors Affecting Our Performance

Growth in Registered Professional Users in North America. As of June 30, 2016, our professional user base in North America was 321,653. Our user growth rates are affected by digital marketing campaigns and general market penetration. We expect that our user base in North America will continue to increase as we achieve higher market penetration rates but may do so at a slower pace dependent upon our digital marketing activity.

Growth in Users in Other Regions. As of June 30, 2016, our professional user base outside of North America was 76,582. We anticipate increased user growth in the regions of South America and Europe. In particular, we anticipate activity to significantly increase in Brazil and central Europe where there exists a growing middle class. We intend to establish a local presence in such regions and hire additional staff to further develop brand awareness. In general, new users in regions outside North America do not require material incremental infrastructure investments because we are able to utilize existing infrastructure such as our data centers in the United States and Canada to make our platform available to users.

Conversion to Premium Services. In January 2015, we began efforts to convert our professional user base to paid premium users. Conversion can occur on an individual basis or as a result of agreements with brokerages which provide premium services to multiple users. We expect conversion rates of our existing professional user base to continue to display steady growth as our premium services gain recognition.

User Engagement. Changes in user engagement, such as postings and real estate listings, affect our revenue and financial performance. Growth in user engagement and posting of unique real estate content may increase the opportunities for us to display advertising and our ability to deliver relevant commercial content to users. Growth in user engagement also generally results in increases in our expenses and capital expenditures required to support user activity.

Our key business metrics are as follows:

	2013
	Q1	Q2	Q3	Q4
Professional Users
North America	7,502	8,955	14,683	64,825
International	524	619	804	1,075
Total	8,026	9,574	15,487	65,900

Unique Real Estate Content
New Added Content	4,022	9,324	17,480	52,838
Total Added Content	4,022	13,346	30,826	83,664

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	2014
	Q1	Q2	Q3	Q4
Professional Users
North America	176,641	228,783	265,122	280,707
International	24,237	27,116	42,818	49,243
Total	200,878	255,899	307,940	329,950

Unique Real Estate Content
New Added Content	103,102	96,177	131,103	80,082
Total Added Content	186,766	282,943	414,046	494,128

	2015
	Q1	Q2	Q3	Q4
Professional Users
North America	285,254	296,474	307,854	311,378
International	51,826	64,181	67,489	68,866
Total	337,080	360,655	375,343	380,244

Unique Real Estate Content
New Added Content	65,911	86,949	46,393	49,785
Total Added Content	560,039	646,988	693,381	743,166

	2016
	Q1	Q2	Q3	Q4
Professional Users
North America	320,865	321,653
International	75,486	76,582
Total	396,351	398,235

Unique Real Estate Content
New Added Content	44,291	53,106
Total Added Content	787,457	840,563

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	January 2015	February 2015	March 2015
Total Users	331,544	334,420	337,080
Premium Users	262	685	3,230

	April 2015	May 2015	June 2015
Total Users	343,901	345,160	360,655
Premium Users	3,268	3,351	3,523

	July 2015	August 2015	September 2015
Total Users	365,383	369,358	375,797
Premium Users	3,992	4,067	4,110

	October 2015	November 2015	December 2015
Total Users	377,363	379,521	380,244
Premium Users	4,181	4,222	4,225

	January 2016	February 2016	March 2016
Total Users	381,093	382,089	396,351
Premium Users	4,263	4,297	4,382

	April 2016	May 2016	June 2016
Total Users	396,941	397,608	398,2235
Premium Users	4,372	4,629	4,663

Results of Operations
Comparison of the six months ended June 30, 2016 and 2015

The following table summarizes the results of our operations for the six months ended June 30, 2016 and 2015 together with the changes to those items.

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	Six Months Ended June 30,
	2016	2015
Revenue	$155,110	$88,731
Interest income	14,904	11,131
Operating expenses
Amortization	$530,151	$353,846
Consulting fees	188,966	191,759
Filing fees	60,244	42,064
Foreign exchange loss	20,529	12,892
General and administrative	818,348	769,005
Management fees	237,697	322,027
Promotion and advertising	204,510	381,670
Professional fees	206,010	525,214
Stock-based compensation	2,740,620	125,295
Travel	73,258	98,316
Net loss	(4,910,319)	(2,733,357)
Basic and diluted loss per share	(0.13)	(0.08)
Total current assets	4,605,136	4,159,880
Total assets	6,202,359	5,701,514
Total current liabilities	234,021	466,623
Total liabilities	235,129	470,385
Working capital	4,371,115	3,693,257
Cash dividends	–	–

Revenue

Revenue consists of payments received from premium service subscriptions and limited advertising revenue generated from our platform. We had $155,110 of revenue for the six months ended June 30, 2016. We had $88,731 of revenue during the six months ended June 30, 2015. We anticipate that revenue will increase with the further commercialization of our platform through conversions of professional users to paid premium services, advertising and enterprise contracts with brokerages.

Operating Expenses

Amortization

Amortization expense consists of the amortization of capitalized costs to develop the Company’s platform. The Company expects amortization to be consistent as the Company continues to capitalize the costs incurred to develop its platform.

Amortization expense increased by $176,305 or 50% to $530,151 for the six months ended June 30, 2016 from $353,846 for the six months ended June 30, 2015. This increase was due to the Company capitalizing additional website development costs subject to amortization for the six months ended June 30, 2016.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits related to our executive, finance, business development, human resources and support functions. Other general and administrative expenses include facility-related costs and expenses associated with the requirements of being a listed public company in Canada and insurance.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research and development and further commercialization of our platform. Additionally, as we continue to commercialize our platform we will likely incur increased marketing expenses.

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General and administrative expenses increased by $49,343, or 6%, to $818,348 for the six months ended June 30, 2016, from $769,005 for the six months ended June 30, 2015. General and administrative expenses were comparable between periods.

Management Fee Expenses

Management fee expenses consist primarily of salaries and benefits incurred to directors and officers. We expect management fees to increase moderately in the future.

Management fees decreased by $84,330 or 26% to $237,697 for the six months ended June 30, 2016 from $322,027 for the six months ended June 30, 2015. The increase in management fees during 2015 was the result of declaring bonuses of $176,900 to management which were offset by loans owed by management.

Promotion and Advertising

Promotion and advertising expenses consist primarily of costs incurred to market the platform. We anticipate that promotion and advertising expenses will continue to increase with the commercialization of our platform and with an increase in our operations.

Promotion and advertising expense decreased by $177,160 or 46% to $204,510 for the six months ended June 30, 2016 from $381,670 for the six months ended June 30, 2015. This decrease was the result of changing the focus to larger more enterprise selling which requires less external advertising.

Professional Fees

Professional fee expenses consist primarily of costs incurred for legal, accounting and auditing services. We anticipate that professional fees will increase as our operations and activity continue to increase.

Professional fee expenses decreased by $319,204, or 61%, to $206,010 for the six months ended June 30, 2016 from $525,214 for the six months ended June 30, 2015. The large amount incurred during the six months ended June 30, 2015 was the result of a need for additional legal and accounting services corresponding with an increase in the Company’s operations and activity as well as the assessment of various financing and listing options.

Stock-Based Compensation

Stock-based compensation consists of the grant date fair value of share-based payment awards granted to employees recognized over the period that the employees unconditionally become entitled to the awards. We anticipate that stock-based compensation expenses will continue to increase in the future as the number of employees and consultants engaged by the Company increases.

Stock-based compensation expense increased by $2,615,325 or 2,087% to $2,740,620 for the six months ended June 30, 2016 from $125,925 for the six months ended June 30, 2015. This increase was due to granting 2,863,950 options during the six months ended June 30, 2016 compared to not granting any options during the six months ended June 30, 2015.

Results of Operations
Comparison of the three months ended June 30, 2016 and 2015

The following table summarizes the results of our operations for the three months ended June 30, 2016 and 2015 together with the changes to those items.

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	Three Months Ended June 30,
	2016	2015
Revenue	$56,729	$47,682
Interest income	7,055	6,492
Operating expenses
Amortization	$287,593	188,956
Consulting fees	143,035	153,211
Filing fees	36,645	31,407
Foreign exchange loss	5,624	7,328
General and administrative	436,788	376,438
Management fees	166,228	74,461
Promotion and advertising	81,188	239,183
Professional fees	98,852	186,560
Stock-based compensation	2,735,396	30,376
Travel	29,702	57,034
Net loss	(3,957,267)	(1,290,780)
Basic and diluted loss per share	(0.11)	(0.04)

Revenue

Revenue consists of payments received from premium service subscriptions and limited advertising revenue generated from our platform. We had $56,729 of revenue for the three months ended June 30, 2016. We had $47,682 of revenue during the three months ended June 30, 2015. We anticipate that revenue will increase with the further commercialization of our platform through conversions of professional users to paid premium services, advertising and enterprise contracts with brokerages.

Operating Expenses

Amortization

Amortization expense consists of the amortization of capitalized costs to develop the Company’s platform. The Company expects amortization to be consistent as the Company continues to capitalize the costs incurred to develop its platform.

Amortization expense increased by $98,637 or 52% to $287,593 for the three months ended June 30, 2016 from $188,956 for the three months ended June 30, 2015. This increase was due to the Company capitalizing having additional website development costs subject to amortization for the three months ended June 30, 2016.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits related to our executive, finance, business development, human resources and support functions. Other general and administrative expenses include facility-related costs and expenses associated with the requirements of being a listed public company in Canada and insurance.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research and development and further commercialization of our platform. Additionally, as we continue to commercialize our platform we will likely incur increased marketing expenses.

General and administrative expenses increased by $60,350, or 16%, to $436,788 for the three months ended June 30, 2016 from $376,438 for the three months ended June 30, 2015. General and administrative expenses increased during the three months ended June 30, 2016 as a result of an increased as a result of increased staff and associated staff support costs including, facility-related costs and expenses.

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Management Fee Expenses

Management fee expenses consist primarily of salaries and benefits incurred to directors and officers. We expect management fees to increase moderately in the future.

Management fees increased by $91,767, or 123%, to $166,228 for the three months ended June 30, 2016 from $74,461 for the three months ended June 30, 2015. The increase in management fees during 2016 was the result of bonuses to management during the three months ended June 30, 2016.

Promotion and Advertising

Promotion and advertising expenses consist primarily of costs incurred to market the platform. We anticipate that promotion and advertising expenses will continue to increase with the commercialization of our platform and with an increase in our operations.

Promotion and advertising expense decreased by $157,995 or 66% to $81,188 for the three months ended June 30, 2015 from $239,183 for the three months ended June 30, 2015. This decrease was the result of changing the focus to larger more enterprise selling which requires less external advertising.

Professional Fees

Professional fee expenses consist primarily of costs incurred for legal, accounting and auditing services. We anticipate that professional fees will increase as our operations and activity continue to increase.

Professional fee expenses decreased by $87,708, or 47%, to $98,852 for the three months ended June 30, 2016 from $186,560 for the three months ended June 30, 2015. The large amount incurred during the three months ended June 30, 2015 was the result of a need for additional legal and accounting services corresponding with an increase in the Company’s operations and activity as well as the assessment of various financing and listing options.

Stock-Based Compensation

Stock-based compensation consists of the grant date fair value of share-based payment awards granted to employees recognized over the period that the employees unconditionally become entitled to the awards. We anticipate that stock-based compensation expenses will continue to increase in the future as the number of employees and consultants engaged by the Company increases.

Stock-based compensation expense increased by $2,705,020 or 8,905% to $2,735,396 for the three months ended June 30, 2016 from $30,376 for the three months ended June 30, 2015. This increase was due to granting 2,863,950 options during the three months ended June 30, 2016 compared to not granting any options during the three months ended June 30, 2015.

Quarterly Information

Selected consolidated financial information for each of the last eight quarters (unaudited) as prepared in accordance with International Financial Reporting Standards:

	June 30, 2016 $	March 31, 2016 $	December 31, 2015 $	September 30, 2015 $
Total Assets	6,202,359	6,800,404	7,898,500	4,806,331
Working Capital	4,371,115	5,532,294	6,463,196	2,882,358
Revenue	56,729	98,381	3,170	15,291
Net Loss	(3,957,267)	(953,052)	(1,230,957)	(1,058,058)
Loss per Share	(0.11)	(0.03)	(0.04)	(0.03)

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	June 30, 2015 $	March 31, 2015 $	December 31, 2014 $	September 30, 2014 $
Total Assets	5,701,514	5,871,618	5,769,732	6,122,368
Working Capital	3,693,257	4,573,701	4,614,970	5,356,970
Revenue	47,682	41,049	2,987	830
Net Loss	(1,290,780)	(1,431,446)	(3,310,998)	(1,320,589)
Loss per Share	(0.04)	(0.04)	(0.12)	(0.04)

Three months ended June 30, 2016 and June 30, 2015

For the three months ended June 30, 2016, the Company posted a net loss of $3,957,267 compared to a net loss of $1,290,780 for three months ended June 30, 2015. Net loss per share was $0.11 for the three months ended June 30, 2016, compared to $0.04 for the three month period ended June 30, 2015. The increase in the current period net loss was primarily a result an increase in stock-based compensation expense of $2,705,020 during the three months ended June 30, 2016. This increase was due to granting 2,863,950 options during the three months ended June 30, 2016 compared to not granting any options during the three months ended June 30, 2015.

Three months ended June 30, 2016 and March 31, 2016

At June 30, 2016, total assets were $6,202,359 and working capital was $4,371,115 compared to total assets of $6,800,404 and working capital was $5,532,294 at March 31, 2016. The decrease in total assets and working capital was the result of an increase in website development costs, offset by a larger increase in amortization, along with the use of cash for operations and to repay current liabilities. For the three months ended June 30, 2016, the Company posted a net loss of $3,957,267 compared to a net loss of $953,052 for three months ended March 31, 2016. Net loss per share was $0.11 for the three months ended June 30, 2016, compared to $0.03 for the three month period ended March 31, 2016. The increase in the current period net loss was primarily a result an increase in stock-based compensation expense during the three months ended June 30, 2016. This increase was due to granting 2,863,950 options during the three months ended June 30, 2016 compared to not granting any options during the three months ended June 30, 2015.

Three months ended March 31, 2016 and December 31, 2015

At March 31, 2016, total assets were $6,800,404 and working capital was $5,532,294 compared to total assets of $7,898,500 and working capital of $6,463,196 at December 31, 2015. The decrease in total assets and working capital was the result of an increase in website development costs, offset by a larger increase in amortization, along with the use of cash to repay current liabilities. For the three months ended March 31, 2016, the Company posted a net loss of $953,052 compared to a net loss of $1,230,957 for three months ended December 31, 2015. Net loss per share was $0.03 for the three months ended March 31, 2016, compared to $0.04 for the three month period ended December 31, 2015. The decrease in the current period net loss was primarily a result of a decrease stock-based compensation expense, professional and management fees combined with an increase in revenue during the three months ended March 31, 2016.

Three months ended December 31, 2015 and 2014

At December 31, 2015, total assets were $7,898,500 and working capital was $6,463,196 compared to total assets of $5,769,732 and working capital of $4,614,970 at December 31, 2014. The increase in total assets and working capital was the result of an increase in cash from proceeds received from a financing in December 2015. For the three months ended December 31, 2015, the Company posted a net loss of $1,128,957 compared to a net loss of $3,310,998 for the same period in 2014. Net loss per share was $0.04 (2014 - $0.09). The decrease in the current period net loss was primarily a result of stock-based compensation expense of $Nil in 2015 compared to stock-based compensation expense of $2,126,626 for the same period in 2014.

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Three months ended December 31, 2014

For the three months ended December 31, 2014, the Company posted net loss of $3,310,998 and a net loss per share of $0.12 which was significantly higher than any other of the last eight quarters. The increase in net loss and net loss per share was primarily a result of stock-based compensation expense of $2,126,626 recorded during the three month period ended December 31, 2014.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have incurred significant operating losses. We anticipate that we will continue to incur losses into the near future. As a result, we will need additional capital to fund our operations, which we may obtain from additional financings, debt and operations revenue or other sources. To date, we have financed our operations primarily through the issuance of our common shares.

As June 30, 2016, we had total assets of $6,202,359 compared with $7,898,500 as at December 31, 2015. The decrease in assets is attributed to a decrease in cash. The Company had a cash balance of $6,820,022 and working capital of $6,463,196 at December 31, 2015, compared with a cash balance of $4,508,957 and working capital of $4,371,115 at June 30, 2016. The decrease in cash and working capital was a result of the use of cash to repay current liabilities and to finance operations.

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of June 30, 2016, the Company had not yet generated significant revenue or positive cash flow from operations and had an accumulated deficit of $28,364,016. These factors, among others, create substantial doubt as to the ability of the Company to continue as a going concern. Management believes that the proceeds from additional equity financing activities that it is currently pursuing, combined with revenue that the Company expects to generate in subsequent periods, will provide the Company with sufficient working capital to satisfy its liabilities and commitments as they become due for the foreseeable future. There can be no assurances that sufficient equity can be raised on acceptable terms on a timely basis. The Company’s strategy is to mitigate risks and uncertainties and to execute a business plan aimed at revenue growth and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Company’s financial condition and results of operations.

Cash Flows

The following table summarizes the results of our cash flows for the six months ended June 30, 2016 and 2015.

	2016	2015
Opening balance	$6,820,022	$4,517,137
Net cash (outflow) from operating activities	(1,858,777)	(2,142,996)
Net cash inflow / (outflow) from investing activities	(494,321)	(348,313)
Net cash inflow from financing activities	42,033	2,074,276
Closing balance	$4,508,957	$4,100,104

Operating Activities

Net cash outflow from operating activities decreased by $284,219, or 13%, to $1,858,777 for the six months ended June 30, 2016 compared to $2,142,996 for the six months ended June 30, 2015. Cash flows used in operating activities for the six months ended June 30, 2016 decreased from the comparable period in 2015 as a result of a decrease in cash utilized for management, promotional and professional fee expenses.

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Investing Activities

Net cash outflow for the six months ended June 30, 2016 was $494,321 as compared to a net cash outflow of $348,313 for the six months ended June 30, 2015. The difference relates primarily to additional website development costs incurred during the six months ended June 30, 2016.

Financing Activities

Net cash inflow from financing activities in all periods presented relates to the proceeds received from the various sales of our equity securities, net of expenses. We received $2,158,017 from the exercise of options and warrants during the six months ended June 30, 2015 as compared to $43,180 during the six months ended June 30, 2016.

Related Party Transactions

During the six months ended June 30, 2016, we incurred management fees of $237,697 (2015 - $322,027), and salaries of $15,346 (2015 - $56,184) to our various officers.

During the six months ended June 30, 2016 and 2015, we recognized $275,711 (2015- $Nil) of stock-based compensation expense to our officers and directors.

The amounts incurred are in the normal course of operations and have been recorded at their exchange amounts, which are the amounts agreed upon by the transacting parties.

Contractual Obligations and Commitments

The following table summarizes our contractual commitments and obligations as of March 31, 2016.

	Payments Due By Period
	Total	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	More Than 5 Years
Operating lease obligations	$64,033	$27,769	$34,776	$1,488	$—

Finance lease obligations	4,327	1,583	2,744	—	—

Total contractual obligations	$68,360	$29,352	$37,520	$1,488	$—

Off-Balance Sheet Arrangements

We do not have any, and during the periods presented we did not have any, off-balance sheet arrangements, other than the contractual obligations and commitments described above.

Funding Requirements

We anticipate that our expenses will increase substantially in connection with the expansion of our engineering, sales, marketing and further development of the RESAAS platform.

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In addition, our expenses will increase if and as we:

•	continue the research and development of internally designed and built tools, features and applications;

•	increase our marketing efforts to identify and develop additional business relationships and opportunities;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional technical and development personnel;

•	expand our physical presence in the United States and abroad; and

•	add operational, financial and management information systems and personnel, including personnel to support our platform development and planned future commercialization efforts.

We believe that our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through December 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	maintaining, enforcing and protecting our intellectual property rights and defending against any intellectual property-related claims;

•	our ability to establish and maintain collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the extent to which we acquire or invest in other businesses, products and technologies;

•	the rate of the expansion of our physical presence in the United States and abroad; and

•	the costs of operating as a public company.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, debt financings, and marketing, distribution or licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing shareholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends or other distributions.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our platform development or future commercialization efforts or grant rights to develop and market platform that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates

We make estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

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The effect of a change in accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below.

(a)       Website Development Costs

Website development costs consist of costs incurred to develop Internet websites to earn revenue with respect to our business operations. Costs are capitalized in accordance with SIC Interpretation 32, Intangible Assets – Web Site Cost, and are amortized under IAS 38, Intangible Assets, over its estimated useful life commencing when the Internet website has been completed. We amortize the capitalized costs over their useful life of two years.

(b)       Share-based Payments

The grant date fair value of share-based payment awards granted to employees is recognized as a stock-based compensation expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Where equity instruments are granted to parties other than employees, they are recorded by reference to the fair value of the services received. If the fair value of the services received cannot be reliably estimated, we measure the services received by reference to the fair value of the equity instruments granted, measured at the date the counterparty renders service.

All equity-settled share-based payments are reflected in share-based payment reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in share-based payment reserve is credited to share capital, adjusted for any consideration paid.

(c)       Impairment of Non-financial Assets

The carrying amounts of our non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or “CGU”).

Our corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

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In respect of assets other than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

New Accounting Pronouncements

Management has considered that the following amendments, revisions and new IFRSs that are mandatory for annual periods beginning after January 1, 2017 or later periods might not have a material effect on our future disclosure, results and financial position:

•	IFRS 9, Financial Instruments (New; to replace IAS 39 and IFRIC 9) is effective for annual periods beginning on or after January 1, 2018.

•	IFRS 15, Revenue from Contracts with Customers is effective for annual periods beginning on or after January 1, 2018.

•	IFRS 16, Leases is effective for annual periods beginning on or after January 1, 2019.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on our financial statements.

Quantitative and Qualitative Disclosures about Financial Risks

Our activities expose us to a variety of financial risks: market risk (including foreign currency risk); cash flow and fair value interest rate risk; credit risk; and liquidity risk. Our principal financial instrument comprises cash and cash equivalents, and this is used to finance our operations. We have various other financial instruments such as trade receivables and payables that arise directly from our operations. The category of loans and receivables contains only trade and other receivables, shown on the face of the balance sheet, all of which mature within one year. We have compared fair value to book value for each class of financial asset and liability and no difference was identified. We have a policy, which has been consistently followed, of not trading in financial instruments.

Interest Rate Risk

We do not hold any derivative instruments to manage interest rate risk.

Foreign Currency Risk

Foreign currency risk refers to the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. Our net income and financial position, as expressed in Canadian dollars, are exposed to movements in foreign exchange rates against the U.S. dollar. We are exposed to foreign currency risk as a result of operating transactions and the translation for foreign bank accounts. We monitor our exposure to foreign exchange risk. Exposures are generally managed through natural hedging via the currency denomination of cash balances and any impact currently is not material to us.

Credit Risk

Our credit risk with respect to customers is limited. Financial instruments that potentially expose us to concentrations of credit risk consist primarily of short-term cash investments and trade accounts receivable.

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Liquidity Risk

We have funded our operations since inception primarily through the issuance of equity securities. Until such time as we can generate significant revenue from platform, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Outstanding Share Data

As at August 29, 2016, we had no Class A preferred shares issued and outstanding.

As at August 29, 2016, we had no Class B preferred shares issued and outstanding.

As at August 29, 2016, we had 36,947,469 common shares issued and outstanding.

As at August 29, 2016, we had 4,891,950 stock options and 3,859,062 warrants exercisable and outstanding.

Escrowed Shares

As at August 29, 2016, we had no common shares held in escrow.

Additional Disclosure for Venture Issuers Without Significant Revenues

During the six months ended June 30, 2016, the material components of general & administrative expenses included rent of $49,200 (2015 - $44,399), employee wages of $480,477 (2015 - $468,876), office expenses of $89,951 (2015 - $100,328), telephone expenses of $20,525 (2015 - $30,227), computer and information technology expenses of $97,568 (2015 - $59,563), automotive expenses of $27,258 (2015 - $24,398), and insurance of $53,370 (2014 - $18,511).

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